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3/12

U
SECURITIES AN[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1148 Broadway
(No. and Street)

Columbus (City) GA (State) 31901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles West 706-644-8249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

SYNOVUS®

Synovus Securities, Inc. • 1137 1st Avenue, 2nd Floor • Columbus, GA 31901

Oath or Affirmation

February 27, 2015

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of and for the year ended December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature

VP, Financial Principal

Title

Notary Public

MARY L. BASS NOTARY PUBLIC COMMISSION EXP. AUGUST 15, 2015 MUSCOGEE COUNTY GA

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2014 and 2013

(With Reports of Independent Registered Public Accounting Firm Thereon)

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2014 and 2013

Table of Contents

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. as of December 31, 2014 and 2013 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 27, 2015

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2014 and 2013

Assets		**2014**	**2013**
Cash and cash equivalents	$	6,901,434	14,898,551
Trading securities		13,863,369	6,112,890
Receivable from clearing organization		4,554,843	4,048,210
Income tax receivable from Parent		222,831	331,636
Receivable from affiliates		—	61,926
Furniture, fixtures, equipment, and leasehold improvements, net		666,964	670,453
Goodwill		39,359	39,359
Deferred income taxes		1,456,883	1,564,533
Other receivables		733,950	706,195
Other assets		327,648	305,149
Total assets	$	28,767,281	28,738,902
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,023,742	1,713,600
Accrued expenses payable to Parent		405,861	119,214
Payables to affiliates		—	1,483,559
Payables to clearing organization		1,421,521	281,715
Securities sold, not yet purchased		2,099,608	1,762,818
Deferred rent		1,416,896	1,275,262
Total liabilities		7,367,628	6,636,168
Commitments and contingencies (see notes 11 and 12)			
Stockholder's equity:			
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500	500
Additional paid-in capital		25,428,163	25,077,744
Accumulated deficit		(4,029,010)	(2,975,510)
Total stockholder's equity		21,399,653	22,102,734
Total liabilities and stockholder's equity	$	28,767,281	28,738,902

See accompanying notes to Statements of Financial Condition.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statements of Financial Condition

December 31, 2014 and 2013

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The Statements of Financial Condition have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of Statements of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair market value, as determined by either a quote on a market exchange or an indicative broker quote, with unrealized gains and losses recognized in the statements of income.

(e) Receivable from and Payables to Clearing Organization

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date, recorded on a net basis, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable for securities failed to receive. As of December 31, 2014 there were $175,200 fails to receive. There were no fails to receive at December 31, 2013.

(f) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over

the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or remainder of the lease term.

The Company reviews long-lived assets, such as furniture, fixtures, equipment and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax bases, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the enactment date.

The Company follows the provisions of ASC 740-10, *Income Taxes*. ASC 740-10, *Income Taxes* establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10, *Income Taxes* also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no uncertain tax positions.

(h) Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired of purchased companies. In accordance with ASC 350, *Intangibles, Goodwill, and Other*, goodwill is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment assessment for each of the years ended December 31, 2014 and 2013.

(i) Deferred Rent

Beginning in 2007, the Company leases certain office space, a portion of which is used by four affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. Per agreement with the affiliates, the deferred rent balance for the entire lease is recorded on the books of the Company. Also in 2007, the Company received an allowance for tenant improvements, which is being amortized on a straight-line basis over the term of the lease. In 2014, the company

received another allowance for tenant improvements on a different lease which is being accounted for in the same manner. The unamortized balances are included in deferred rent on the accompanying statements of financial condition.

(j) ***Recent Accounting Pronouncements***

ASU 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* This ASU provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Income tax accounting guidance did not explicitly address how to present unrecognized tax benefits when a company also has net operating losses or tax credit carryforwards. The Company does not have unrecognized tax benefits, therefore the ASU had no impact to the balance sheet.

(2) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $16,921,146 which was $16,671,146 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.21 to 1.

(3) Trading Securities

Estimated fair values of trading securities at December 31, 2014 and 2013 are as follows:

	2014	2013
Mortgage-backed securities	$ 9,293,152	3,219,109
Obligations of U.S. government agencies	2,594,117	2,464,931
Municipal securities	1,976,100	428,850
	$ 13,863,369	6,112,890

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Valuation adjustments may be made in rare circumstances to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading

and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2014 and 2013 were as follows:

		2014	2013
Receivables:			
Clearing organizations and other (net commissions)	$	4,554,843	4,048,210
Payables:			
Securities failed to receive	$	175,200	—
Trades pending settlement		1,246,321	281,715
	$	1,421,521	281,715

(5) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2014 and 2013:

		2014	2013
Furniture and fixtures	$	1,050,925	1,045,360
Computer equipment and purchased software		836,950	834,998
Leasehold improvements		1,128,343	996,675
Furniture, fixtures, equipment, and leasehold improvements		3,016,218	2,877,033
Less accumulated depreciation and amortization		(2,349,254)	(2,206,580)
Furniture, fixtures, equipment, and leasehold improvements, net	$	666,964	670,453

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2014 and 2013 are presented below:

		2014	2013
Deferred income tax assets:			
Intangible relating to the purchase of Robert Andrews Securities, Inc.	$	154,325	286,678
Accrued bonus		374,523	348,869
Accrued stock option expense		124,462	222,038
Employee benefits		140,194	90,532
Deferred fee income		850	9,439
Donations		—	4,293
Depreciation		98,864	61,500
Deferred rent		551,739	496,714
State bonus depreciation & NOL carryforward		12,147	270
Restricted stock awards		155,106	70,906
Gross deferred income tax assets		1,612,210	1,591,239
Deferred income tax liabilities:			
Prepaid expenses		(24,338)	(24,344)
Accrued bonus		(128,436)	
Depreciation		(2,553)	(2,362)
Gross deferred income tax liabilities		(155,327)	(26,706)
Net deferred tax assets	$	1,456,883	1,564,533

There was no valuation allowance for deferred tax assets at December 31, 2014 and 2013. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts in computing the Company's income taxes on a standalone basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(7) Extension of Margin Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. The weighted average balance outstanding on the margin account during 2014 and 2013 was $221,067 and $1,288,000, respectively. There was no balance outstanding on the extension of margin credit as of December 31, 2014 and 2013.

(8) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased are comprised of mortgage-backed securities of $2,099,608 and $1,762,818 as of December 31, 2014 and 2013, respectively. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased due to changes in market interest rates of similar securities.

(9) Employee Benefits

(a) Retirement Plans

For the years ended December 31, 2014 and 2013, the Company provided a 100% matching contribution on the first 4% of eligible employee 401(k) contributions. Prior to 2013, the Company had three separate non-contributory retirement and benefit plans consisting of money purchase pension, profit sharing, and 401(k) plans; these plans covered all eligible employees. Annual discretionary contributions to these plans were previously set each year by the Synovus Board of Directors, but could not exceed amounts allowable as a deduction for federal income tax purposes. Effective January 1, 2013, Synovus made changes to the 401(k) plan and froze the money purchase pension plan; the money purchase pension plan was merged into the profit sharing plan on July 1, 2013. For the years ended December 31, 2014 and 2013, the Company did not make contributions to the profit sharing plan.

For the years ended December 31, 2014 and December 31, 2013, the Company had a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions according to the years of service schedule, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from two to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2014 and 2013, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax deficiency of ($90,794) and ($12,186) associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded in additional paid-in capital in 2014 and 2013, respectively.

(10) Transactions with Affiliates

The Company had cash balances of $2,179,960 and $1,647,705 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2014 and 2013, respectively.

The Company had amounts due to Synovus of $405,861 and $119,214 as of December 31, 2014 and 2013, respectively, excluding income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans as well as incentives to be paid to employees who transferred to Synovus Financial Corp. at year end. The income tax receivable from Synovus was $222,831 and $331,636 as of December 31, 2014 and 2013, respectively. The Company had amounts due to affiliated companies of $1,483,559 as of December 31, 2013 related to the revenue sharing agreement with certain banking affiliates. There was no such amount due at December 31, 2014 as this agreement was terminated as of December 31, 2014. See footnote on subsequent events. All intercompany amounts are noninterest bearing and due on demand.

(11) Commitments

The Company has non-cancelable operating leases for office space. At December 31, 2014, minimum required payments under these agreements were as follows:

2015	$	887,502
2016		939,284
2017		967,405
2018		480,110
2019		132,034
Thereafter		—
Total lease commitments	$	3,406,335

(12) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(13) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

Following is a description of the valuation methodology used for the major category of financial assets and liabilities measured at fair value.

(b) Trading Securities

The fair values of trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(c) *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following tables present all financial instruments measured at fair value on a recurring basis as of December 31, 2014 and 2013:

		December 31, 2014		Total assets/ liabilities at fair value
	Level 1	Level 2	Level 3	
Assets:				
Trading securities:				
Mortgage-backed securities	$ —	9,293,152	—	9,293,152
U.S. government agencies	—	2,594,117	—	2,594,117
Municipal securities	—	1,976,100	—	1,976,100
Total trading securities	$ —	13,863,369	—	13,863,369
Liabilities:				
Securities sold, not yet purchased	$ —	2,099,608	—	2,099,608

		December 31, 2013		Total assets/ liabilities at fair value
	Level 1	Level 2	Level 3	
Assets:				
Trading securities:				
Mortgage-backed securities	$ —	3,219,109	—	3,219,109
U.S. government agencies	—	2,464,931	—	2,464,931
Municipal securities	—	428,850	—	428,850
Total trading securities	$ —	6,112,890	—	6,112,890
Liabilities:				
Securities sold, not yet purchased	$ —	1,762,818	—	1,762,818

There were no transfers of financial investments between the three levels of their fair value hierarchy in 2014 or 2013.

(d) *Financial Disclosures*

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2014 and 2013. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature, and they are considered Level 1 measurements.

	2014		2013	
	Carrying value	**Estimated fair value**	**Carrying value**	**Estimated fair value**
Financial assets:				
Level 1 Measurement:				
Cash and due from banks	$ 6,901,434	6,901,434	14,898,551	14,898,551
Level 2 Measurement:				
Trading securities	13,863,369	13,863,369	6,112,890	6,112,890
Financial liabilities:				
Level 2 Measurement:				
Securities sold, not yet purchased	2,099,608	2,099,608	1,762,818	1,762,818

(14) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2014 through February 27, 2015, which is the date the Statements of Financial Condition were available to be issued. As of close of business December 31, 2014, the revenue sharing arrangement with certain bank affiliates was terminated.